UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SIMON PROPERTY GROUP, INC.

(Name of Issuer)

Common Stock Par Value $.0001 per Share

(Title of Class of Securities)

828806 10 9

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 828806 10 9

1.	Names of Reporting Persons. Melvin Simon & Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 18,552,436 shares (See Item 4)

	6.	Shared Voting Power 889,747 shares

	7.	Sole Dispositive Power 18,552,436 shares (See Item 4)

	8.	Shared Dispositive Power 889,747 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,442,183 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 5.91%

12.	Type of Reporting Person CO

CUSIP No. 828806 10 9

1.	Names of Reporting Persons. Herbert Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,426,429 shares (See Item 4)

	6.	Shared Voting Power 898,120 shares (See Item 4)

	7.	Sole Dispositive Power 5,426,429 shares (See Item 4)

	8.	Shared Dispositive Power 898,120 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,324,549 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 2.00%

12.	Type of Reporting Person IN

CUSIP No. 828806 10 9

1.	Names of Reporting Persons. David Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,659,466 shares (See Item 4)

	6.	Shared Voting Power 985,123 shares (See Item 4)

	7.	Sole Dispositive Power 1,659,466 shares (See Item 4)

	8.	Shared Dispositive Power 985,123 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,589 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 0.85%

12.	Type of Reporting Person IN

CUSIP No. 828806 10 9

1.

Names of Reporting Persons.
Voting Trust formed pursuant to a Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation and Melvin Simon, Herbert Simon and David Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0- shares

	6.	Shared Voting Power 889,747 shares (See Item 4)

	7.	Sole Dispositive Power -0- shares

	8.	Shared Dispositive Power 889,747 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 889,747 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 0.29%

12.	Type of Reporting Person OO

CUSIP No. 828806 10 9

1.	Names of Reporting Persons. Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0- shares

	6.	Shared Voting Power 8,373 shares (See Item 4)

	7.	Sole Dispositive Power -0- shares

	8.	Shared Dispositive Power 8,373 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person OO

CUSIP No. 828806 10 9

1.	Names of Reporting Persons. The Melvin Simon Family Enterprise Trust Agreement originally dated October 28, 1990, as amended and restated

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization IN

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0- shares

	6.	Shared Voting Power 31,868 shares (See Item 4)

	7.	Sole Dispositive Power -0- shares

	8.	Shared Dispositive Power 31,868 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,868 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 0.01%

12.	Type of Reporting Person OO

Item 1.
(a)	Name of Issuer. Simon Property Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices. 225 West Washington Street Indianapolis, IN 46204

Item 2.
(a)

Name of Person Filing.
Melvin Simon & Associates, Inc. (hereinafter, “MSA”)

Herbert Simon

David Simon

Voting Trust formed pursuant to Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation, and Melvin Simon, Herbert Simon and David Simon (hereinafter, “Amended and Restated Voting Trust”)

Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon (hereinafter “Class B Voting Trust”)

The Melvin Simon Family Enterprise Trust Agreement originally dated October 28, 1990, as amended and restated (hereinafter, the “Melvin Simon Trust”)

(b)

Address of Principal Business Office, or, if none, Residence.
The address for each of MSA, Herbert Simon, David Simon, the Amended and Restated Voting Trust and the Class B Voting Trust is:

225 West Washington Street

Indianapolis, Indiana 46204

The address for the Melvin Simon Trust is:

c/o Alerding Castor Hewitt LLP

47 South Pennsylvania Street, Suite 700

Indianapolis, Indiana 46204

(c)

Citizenship.
Melvin Simon & Associates, Inc. — Indiana

Herbert Simon — United States

David Simon — United States

Amended and Restated Voting Trust — Delaware

Class B Voting Trust — Delaware

Melvin Simon Trust — Indiana

	(d)	Title of Class of Securities. Common Stock, Par Value $0.0001 per Share
	(e)	CUSIP Number. 828806 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2013.
I.	MSA
(a) Amount beneficially owned:* 19,442,183 shares (1)

(b)	Percent of class:** 5.91%

*              Amounts disclosed for each reporting person include, as appropriate: (1) shares of Common Stock, par value $0.0001 per share (“Common”); (2) shares of Class B Common Stock, par value $0.0001 per share (“Class B Common”) of Simon Property Group, Inc. (shares of Class B Common may convert into Common on a share-for-share basis); (3) units of partnership interest (“Units”) of Simon Property Group, L.P. (the “Operating Partnership” ) (Units held by limited partners are exchangeable for shares of Common on a one-to-one basis or cash, as determined by the Company); and (4) certain awards granted pursuant to the Simon Property Group, L.P. 1998 Stock Incentive Plan, as amended (the “Stock Plan”) consisting of unvested restricted stock awards and long-term incentive plan units (“LTIP Units”) (LTIP units which have satisfied all applicable performance and/or time-based vesting requirements can be converted into Units and then exchanged for shares of Common on a one-to-one basis or cash, as determined by the Company).

**           At December 31, 2013, there were outstanding 310,600,565 shares of Common and 8,000 shares of Class B Common. The percentages assume that all Units and fully-vested LTIP Units held by such person are exchanged for shares of Common, but do not give effect to the exchange of Units or fully-vested LTIP Units by other persons.

(1)           MSA is owned directly or indirectly through one or more entities by the Melvin Simon Trust (69.06%) and Herbert Simon (30.94%).  Includes 18,552,436 shares of Common issuable upon exchange of Units owned directly by MSA and indirectly owned through two entities that MSA controls, as well as 889,747 shares of Common currently outstanding that are subject to the Amended and Restated Voting Trust, of which Herbert Simon and David Simon are the voting trustees.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 18,552,436 shares
	(ii)	Shared power to vote or to direct the vote: 889,747 shares
	(iii)	Sole power to dispose or to direct the disposition of: 18,552,436 shares
	(iv)	Shared power to dispose or to direct the disposition of: 889,747 shares

II.	HERBERT SIMON
	(a)	Amount beneficially owned:* 6,324,549 shares (2)
	(b)	Percent of class:** 2.00%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 5,426,429 shares
	(ii)	Shared power to vote or to direct the vote: 898,120 shares
	(iii)	Sole power to dispose or to direct the disposition of: 5,426,429 shares
	(iv)	Shared power to dispose or to direct the disposition of: 898,120 shares

(2)           Includes 2,353 shares of Common currently outstanding and 5,424,076 shares of Common issuable upon exchange of Units owned indirectly through trusts or other entities controlled by Herbert Simon, including 102 Units (which represents Herbert Simon’s proportionate share of 204 Units owned by an entity that is controlled by Herbert Simon and the Melvin Simon Trust). Also includes 889,747 shares of Common subject to the Amended and Restated Voting Trust of which Herbert Simon is one of two voting trustees.  Also includes 8,000 shares of Class B Common and 373 shares of Common subject to the Class B Voting Trust of which Herbert Simon is one of two voting trustees.  Does not include shares of Common and shares issuable upon exchange of Units owned by MSA, which is 30.94% owned by trusts controlled by Herbert Simon, which are reported separately.

III.	DAVID SIMON
	(a)	Amount beneficially owned:* 2,644,589 shares (3)
	(b)	Percent of class:** 0.85%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 1,659,466 shares
		(ii)	Shared power to vote or to direct the vote: 985,123 shares
		(iii)	Sole power to dispose or to direct the disposition of: 1,659,466 shares
		(iv)	Shared power to dispose or to direct the disposition of: 985,123 shares

(3)           Reflects 804,088 Units that are owned by David Simon, 57,546 Units that are owned by D & J Partnership (a general partnership between David Simon and his spouse) and 256,027 vested LTIP Units owned by David Simon that were received under the Stock Plan.  Also reflects (i) 8,000 shares of Class B Common (which are convertible on a one-for-one basis into shares of Common) and 373 shares of Common, which are subject to the Class B Voting Trust of which David Simon is one of two voting trustees and (ii) 889,747 shares of Common, which are subject to the Amended and Restated Voting Trust of which David Simon is one of two voting trustees.  The ownership percentage is based on the number of outstanding shares of Common and 1,125,661 shares of Common into which the Units, LTIP Units and Class B Common beneficially owned by Mr. Simon may be converted.  Does not include any shares of Common issuable pursuant to unearned and/or unvested awards under the Stock Plan.  Does not include 760,922 Units held by a trust which David Simon does not control but is a beneficiary.

IV.	AMENDED AND RESTATED VOTING TRUST
	(a)	Amount beneficially owned:* 889,747 shares
	(b)	Percent of class:** 0.29%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: -0- shares
		(ii)	Shared power to vote or to direct the vote: 889,747 shares
		(iii)	Sole power to dispose or to direct the disposition of: -0- shares
		(iv)	Shared power to dispose or to direct the disposition of: 889,747 shares

V.	CLASS B VOTING TRUST
	(a)	Amount beneficially owned:* 8,373 shares (4)
	(b)	Percent of class:** 0.00%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0- shares

(ii)	Shared power to vote or to direct the vote: 8,373 shares
(iii)	Sole power to dispose or to direct the disposition of: -0- shares
(iv)	Shared power to dispose or to direct the disposition of: 8,373 shares

(4)           Consists of 8,000 shares of Class B Common and 373 shares of Common.

VI.	MELVIN SIMON TRUST
	(a)	Amount beneficially owned:* 31,868 shares (5)
	(b)	Percent of class:** 0.01%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: -0- shares
		(ii)	Shared power to vote or to direct the vote: 31,868 shares
		(iii)	Sole power to dispose or to direct the disposition of: -0- shares
		(iv)	Shared power to dispose or to direct the disposition of: 31,868 shares

(5)           Consists of 31,766 Units (which represents the Melvin Simon Trust’s proportionate share of 42,354 Units owned by an entity which is controlled by the Melvin Simon Trust and a third party) and 102 Units (which represents the Melvin Simon Trust’s proportionate share of 204 Units owned by an entity controlled by the Melvin Simon Trust and Herbert Simon).  Does not include shares of Common and Units owned by MSA, which is 69.06% owned by the Melvin Simon Trust, which are separately reported.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

The Melvin Simon Trust ceased to be the beneficial owner of more than five percent of the Common prior to the filing of Amendment No. 4 to this statement.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
The members of the group are MSA, Herbert Simon, David Simon, Amended and Restated Voting Trust, and Class B Voting Trust. The Melvin Simon Trust disclaims being party to any group.

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	MELVIN SIMON & ASSOCIATES, INC., an Indiana corporation

	By:	/s/ Herbert Simon
Herbert Simon, Chairman

SECOND AMENDED AND RESTATED VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee and in his individual capacity

	By:	/s/ David Simon
David Simon, as Voting Trustee and in his individual capacity

VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

	By:	/s/ David Simon
David Simon, as Voting Trustee

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee

THE MELVIN SIMON FAMILY ENTERPRISE TRUST under agreement originally dated October 28, 1990, as amended and restated

	By:	/s/ Theodore R. Boehm
Theodore R. Boehm, as Successor Trustee

Exhibit A

JOINT FILING AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Amendment No. 5 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Simon Property Group, Inc. at December 31, 2013.

Date: February 14, 2014	MELVIN SIMON & ASSOCIATES, INC., an Indiana corporation

	By:	/s/ Herbert Simon
Herbert Simon, Chairman

SECOND AMENDED AND RESTATED VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee and in his individual capacity

	By:	/s/ David Simon
David Simon, as Voting Trustee and in his individual capacity

VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

	By:	/s/ David Simon
David Simon, as Voting Trustee

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee

THE MELVIN SIMON FAMILY ENTERPRISE TRUST under agreement originally dated October 28, 1990, as amended and restated

	By:	/s/ Theodore R. Boehm
Theodore R. Boehm, as Successor Trustee